Filed Pursuant to Rule 424(b)(3)
Registration No. 333-183117

Prospectus Supplement to Prospectus dated October 15, 2012

7,250,000 Shares

Tower International, Inc.

Common Stock

$21.25 per share

All of the shares of common stock in this offering are being sold by Tower International Holdings, LLC, our principal stockholder, which we refer to in this prospectus supplement as the selling stockholder. We will not receive any of the proceeds from the sale of the shares in this offering.

Our common stock is listed on the New York Stock Exchange under the symbol “TOWR.” The last reported sale price of our common stock on July  24, 2013 was $21.65 per share.

See “Risk Factors” beginning on page S-13 of this prospectus supplement and beginning on page 13 of our Annual Report on Form 10-K for the year ended December 31, 2012 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$21.250000	$154,062,500.00
Underwriting discount	$1.009375	$7,317,968.75
Proceeds, before expenses, to selling stockholder(1)	$20.240625	$146,744,531.25

(1)	See “Underwriting” for additional disclosure regarding underwriting commissions and expenses.

To the extent that the underwriters sell more than 7,250,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,087,500 shares from the selling stockholder at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on July 30, 2013 through the book-entry facilities of the Depository Trust Company.

Goldman, Sachs & Co.	Citigroup	J.P. Morgan

Wells Fargo Securities	Baird

Prospectus Supplement dated July 24, 2013

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information described under “Where You Can Find More Information.”

We, the selling stockholder and the underwriters have not authorized any person to provide you with any information other than the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we provide to you that is required to be filed with the SEC. We, the selling stockholder and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give to you. We, the selling stockholder and the underwriters are not making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus or the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements are based upon management’s expectations and beliefs concerning future developments and their potential effects on us. Words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and variations of such words and similar expressions are intended to identify such forward-looking statements. For example, all statements we make relating to our expected financial position, strategies and growth prospects and general economic conditions we expect to exist in the future are forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. We believe that the factors that could cause our actual results to differ materially include the factors that we describe under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated by reference in this prospectus supplement. These factors, risks and uncertainties include, but are not limited to, the following:

•	global automobile production volumes;

•	the financial condition of our customers and suppliers;

•	our ability to make scheduled payments of principal or interest on our indebtedness and comply with the covenants and restrictions contained in the instruments governing our indebtedness;

•	our ability to refinance our indebtedness;

•	our ability to generate non-automotive revenues;

•	risks associated with non-U.S. operations, including foreign exchange risks and economic uncertainty in some regions;

•	any increase in the expense and funding requirements of our pension and postretirement benefits;

•	our customers’ ability to obtain equity and debt financing for their businesses;

•	our dependence on our large customers;

S-i

•	pricing pressure from our customers;

•	work stoppages or other labor issues at our facilities or at the facilities of our customers or suppliers;

•	our ability to integrate acquired businesses;

•	risks associated with business divestitures; and

•	costs or liabilities related to environmental and safety regulations.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as may be required by law.

NON-GAAP FINANCIAL MEASURES

This prospectus supplement includes the following non-GAAP financial measures: “Adjusted EBITDA”, “free cash flow”, “net debt” and “diluted adjusted earnings per share.” We define Adjusted EBITDA as net income / (loss) before interest, taxes, depreciation, amortization, restructuring items and other adjustments described in the reconciliations provided in this prospectus supplement. Free cash flow is defined as net cash provided by or used in operating activities less cash disbursed for purchases of property, plant and equipment. Net debt is defined as total debt less cash and cash equivalents and less certain restricted cash that will be used to pay down the remainder of certain of our senior secured bonds in August 2013. Diluted adjusted earnings per share exclude the impact of certain items that are included in our net income / (loss), as described in the reconciliations provided in this prospectus supplement.

The non-GAAP measures presented are not measures of performance or financial condition under accounting principles generally accepted in the United States (“GAAP”). We use Adjusted EBITDA as a supplement to our GAAP results in evaluating our business. Adjusted EBITDA is included in this prospectus supplement because it is one of the principal factors upon which our management assesses performance. Our Chief Executive Officer measures the performance of our segments on the basis of Adjusted EBITDA. As an analytical tool, Adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it excludes items that we do not believe reflect our core operating performance. We believe that Adjusted EBITDA is useful to investors in evaluating our performance because EBITDA is a commonly used financial metric for measuring and comparing the operating performance of companies in our industry. We believe that the disclosure of Adjusted EBITDA, as well as the non-GAAP financial measures of free cash flow, net debt and diluted adjusted earnings/(loss) per share, offer additional financial metrics that, when coupled with the GAAP results and the reconciliations to GAAP results, provide a more complete understanding of our results of operations and the factors and trends affecting our business.

The non-GAAP measures presented should not be considered as alternatives for the most directly comparable financial measures presented under GAAP. There are limitations to using non-GAAP measures such as Adjusted EBITDA. Although we believe that Adjusted EBITDA may make an evaluation of our operating performance more consistent because it removes items that do not reflect our core operations, (i) other companies in our industry may define Adjusted EBITDA differently than we do and, as a result, it may not be comparable to similarly titled measures used by other companies in our industry; and (ii) Adjusted EBITDA excludes certain financial information that some may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between non-GAAP and GAAP results, including providing the reconciliations to GAAP results contained in this prospectus supplement, to enable investors to perform their own analysis of our operating results and financial condition. Because of these limitations, Adjusted EBITDA, free cash flow and diluted adjusted earnings per share should not be considered as measures of the income generated by our business or discretionary cash available to us to invest in the growth of our business. Similarly, because we are not required and do not intend to use all of our cash and cash equivalents to retire debt (other than restricted cash that will be used to pay down the remainder of certain of our senior secured bonds in August 2013), net debt should not be considered as a measure of our total indebtedness or financial condition. Our management compensates for these limitations by analyzing both our GAAP results and non-GAAP results. See our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus, but it does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement, including “Risk Factors,” the accompanying prospectus, the documents incorporated by reference (including the “Risk Factors” therein) and the other documents to which we refer for a more complete understanding of this offering. All amounts in this prospectus supplement are expressed in U.S. dollars and the financial statements have been prepared in accordance with GAAP.

The terms “Tower,” “Tower International,” “we,” “us,” “our” and “the Company” refer to Tower International, Inc. and, unless the context otherwise requires, its consolidated subsidiaries.

Our Company

We are a leading integrated global manufacturer of engineered structural metal components and assemblies primarily serving automotive original equipment manufacturers, or OEMs. We offer our automotive customers a broad product portfolio, supplying body-structure stampings, frame and other chassis structures, as well as complex welded assemblies, for small and large cars, crossovers, pickups and sport utility vehicles, or SUVs.

Our products are manufactured at 29 production facilities strategically located near our customers in North America, South America, Europe and Asia. We support our manufacturing operations through eight engineering and sales locations throughout the world. We are a disciplined, process-driven company with an experienced management team that has a history of implementing sustainable operational improvements.

We believe that our product capabilities, our geographic, customer and product diversification, and our competitive cost structure position us to benefit from the long-term recovery in North American and European automotive industry production, and we have made recent investments in Brazil and China to expand our footprint in these growing markets.

We seek:

•	to execute a business model that generates sustainable ongoing free cash flow, providing flexibility for capital allocation;

•	to reduce debt leverage and interest cost, which we consider integral to a financially strong and capable auto parts supplier;

•

to achieve growth at or above industry averages through strong competitive capabilities in engineering, manufacturing, and program management that contribute to leading positions in cost and quality, plus opportunistic, long-term accretive acquisitions and entering new growth markets; and

•	to manage risk through financial discipline and customer and geographic diversification.

Our Products

Our product offerings consist of the following:

Body structures and assemblies.    Body structures and assemblies form the basic upper body structure of the vehicle and include structural metal components such as body pillars, roof rails and side sills. This category also includes Class A surfaces and assemblies, which are the “exterior skin” of the vehicle—body sides, hoods, doors, fenders and pickup truck boxes. These components form the appearance of the vehicle, calling for flawless surface finishes.

Chassis, lower vehicle structures and suspension components.    Lower vehicle frames and structures include chassis structures that make up the “skeleton” of a vehicle and which are critical to overall performance, particularly in the areas of noise, vibration and harshness, handling and crash management. These products include pickup truck and SUV full frames, automotive engine and rear suspension cradles, floor pan components, and cross members that form the basic lower body structure of the vehicle. These heavy gauge metal stampings carry the load of the vehicle, provide crash integrity, and are critical to the strength and safety of vehicles. We manufacture a wide variety of stamped, formed and welded suspension components, including control arms, suspension links, track bars, spring and shock towers, shackles, twist axles, radius arms, stabilizer bars, trailing axles and brackets.

Complex body-in-white assemblies.    Complex body-in-white assemblies are comprised of multiple components and sub-assemblies welded to form major portions of the vehicle’s body structure. We refer to body-in-whites as the manufacturing stage in which the vehicle body sheet metal has been assembled or designed but before the components and trim have been added. Examples of complex assemblies include front and rear floor pan assemblies and door/pillar assemblies.

Other.    We also manufacture a variety of other products, representing 1% of revenues for the year ended December 31, 2012. As previously announced, during the second quarter of 2013 we determined to discontinue and sell our defense and aerospace products business.

Recent Developments

Interim Periods

On July 22, 2013, we announced our financial results as of and for the quarterly period ended June 30, 2013. You should read the following information in conjunction with “ — Summary Historical Financial and Operating Data” below, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2012 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, which are incorporated by reference herein, and our audited consolidated financial statements and unaudited condensed consolidated interim financial statements, and the related notes thereto, incorporated by reference herein. Our financial results for the three and six months ended June 30, 2013 do not necessarily indicate the results that can be expected for our 2013 fiscal year.

Deloitte & Touche LLP, our independent registered public accounting firm, has not audited or reviewed the financial information included in the following discussion. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

We are currently preparing our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, which will be reviewed by Deloitte & Touche LLP. While we believe the financial information as of and for the three and six month periods ended June 30, 2013 included in the following discussion fairly presents, in all material respects, our results of operations and financial condition as of the end of, and for, such periods, the preparation of our Quarterly Report on Form 10-Q and the review by Deloitte & Touche LLP could result in changes to that financial information, and such changes may be material.

Revenue for the second quarter of 2013 totaled $555.9 million, a 0.2 percent increase over second quarter 2012 revenue of $555 million. Net loss attributable to Tower International for the second quarter of 2013 was $45.1 million, or $2.22 per diluted share, compared to second quarter 2012 net income attributable to Tower International of $7.7 million, or $0.30 per diluted share from continuing operations and $.08 per diluted share from discontinued operations. Net cash provided by continuing operating activities was $10.5 million and $15.9 million, respectively, for the three months ended June 30, 2013 and 2012.

Adjusted EBITDA totaled $62.2 million for the second quarter of 2013, down slightly from $62.4 million in the second quarter of 2012. On a diluted adjusted earnings per share basis, we earned $1.03 per share for the three months ended June 30, 2013 and $0.80 per share for the three months ended June 30, 2012. Free cash flow was negative $5.1 million for the three months ended June 30, 2013, as compared with free cash flow of negative $16.0 million for the three months ended June 30, 2012. Adjusted EBITDA, diluted adjusted earnings per share and free cash flow are non-GAAP financial measures used by management to measure operating performance. See “Non-GAAP Financial Measures” on page S-ii of this prospectus supplement and “ — Summary Historical Financial and Operating Data” beginning on page S-6 of this prospectus supplement for more information about the non-GAAP financial measures used in this discussion.

Second Quarter 2013 Details

Revenue for the second quarter of 2013 totaled $555.9 million, as compared with $555 million for the second quarter of 2012. The $0.9 million increase reflects primarily higher volume in our Americas segment and the strengthening of foreign currencies against the U.S. dollar in our International segment, offset partially by lower volume in our International segment and the strengthening of the U.S. dollar against foreign currencies in our Americas segment.

Adjusted EBITDA of $62.2 million for the second quarter of 2013 remained relatively unchanged from the second quarter of 2012. Volume and mix were net unfavorable, as business wins were offset by a previously announced discontinued customer vehicle in China, less favorable mix and capacity-related fixed costs. Our Adjusted EBITDA margin, representing Adjusted EBITDA as a percentage of our revenues, was 11.2% for both the second quarter of 2013 and the second quarter of 2012.

Net loss attributable to Tower International was $45.1 million for the second quarter of 2013, as compared with net income of $7.7 million for the second quarter of 2012. Factors that adversely impacted the second quarter of 2013 included, on an after-tax basis if applicable, $40.3 million of charges associated with the redemption of $319 million of our senior secured notes, a charge of $10.2 million resulting from the acceleration of the amortization of debt issue costs and original issue discount, asset impairment charges of $9.8 million, facility closure expense of $3.3 million and $1.8 million of non-recurring losses associated with the closure of our Tower Defense & Aerospace subsidiary.

Year to Date

Revenue for the six months ended June 30, 2013 totaled $1,090.0 million, as compared with $1,084.6 million for the prior six month period. The $5.4 million increase reflects primarily higher volume in our Americas segment and the strengthening of foreign currencies against the U.S. dollar in our International segment, offset partially by lower volume in our International segment and the strengthening of the U.S. dollar against foreign currencies in our Americas segment.

Adjusted EBITDA for the six months ended June 30, 2013 totaled $114.3 million, as compared with $108.7 million for the prior six month period. Our Adjusted EBITDA margin increased from 10.0% to 10.5%.

Net loss attributable to Tower International was $42.6 million for the six months ended June 30, 2013, as compared with net income of $8.3 million for the prior six month period. Factors that adversely impacted the six months ended June 30, 2013 included the above-mentioned charges associated with the partial redemption of our senior secured notes and acceleration of the amortization of debt issue costs and original issue discount, $10.7 million of asset impairment charges, $4.4 million of non-recurring losses associated with the closure of Tower Defense & Aerospace and $3.6 million of facility closure expenses, calculated on an after-tax basis if applicable.

Cash Flows

We generated $11.8 million of cash flow from continuing operating activities and $15.7 million of net cash from discontinued operations during the six months ended June 30, 2013. Overall, our cash and cash equivalents increased by $4.2 million during the six months ended June 30, 2013. We had negative free cash flow of $18.4 million for the six months ended June 30, 2013.

Balance Sheet

We ended the second quarter of 2013 with net debt of $441.4 million and total debt of $602.6 million. Our available liquidity at June 30, 2103 was approximately $216 million, which consisted of $118.2 million of cash on hand and unutilized borrowing availability under our U.S. and foreign credit facilities of $89.1 million and $9.1 million, respectively.

Term Loan Repricing

On July 17, 2013, we launched a re-pricing of our $420 million term loan due April 2020. The current pricing of the term loan is LIBOR plus a spread of 450 basis points, with a LIBOR floor of 125 basis points. We expect this re-pricing to result in a lower all-in interest cost of our term loan.

Corporate Governance

Upon the closing of this offering, we will cease being a “controlled company” for the purposes of the New York Stock Exchange corporate governance standards. As a result, within 90 days of the closing of this offering, we will be required to have a majority of independent directors, as defined in the New York Stock Exchange corporate governance standards, serving on our compensation and nominating/corporate governance committees. All members of such committees must be independent within one year of the closing of this offering. In addition, a majority of our board of directors must be independent within one year of the closing of this offering. Directors affiliated with the selling stockholder may be deemed independent for purposes of the New York Stock Exchange corporate governance standards, except for purposes of audit committee membership.

Corporate Information

We are incorporated in the State of Delaware, and became a publicly traded company on the New York Stock Exchange in 2010. Our principal offices are located at 17672 Laurel Park Drive North, Suite 400E, Livonia, Michigan 48152. Our telephone number is (248) 675-6000. We employ approximately 9,000 employees worldwide. We maintain an Internet website at www.towerinternational.com. Our website address is provided as an inactive textual reference. The contents of our website or accessible through our website are not incorporated by reference herein or otherwise a part of this prospectus supplement.

THE OFFERING

Issuer	Tower International, Inc.

Selling stockholder	Tower International Holdings, LLC

Common stock offered by the selling stockholder	7,250,000 shares (or 8,337,500 shares if the underwriters’ option to purchase additional shares is exercised in full)

Common stock outstanding before and after this offering	20,424,525 shares

Option to purchase additional shares	The selling stockholder has granted the underwriters an option to purchase up to 1,087,500 additional shares of common stock exercisable within 30 days from the date of this prospectus supplement.

Voting rights	One vote per share of common stock.

Use of proceeds	We will not receive any proceeds from this offering. The selling stockholder will receive all net proceeds from the sale of our common stock in this offering.

Risk factors	See “Risk Factors” beginning on page S-13 of this prospectus supplement and beginning on page 13 of our Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of risks you should consider before deciding to invest in our common stock.

U.S. federal income tax considerations	For a discussion of certain U.S. federal income tax consequences of the holding and disposition of shares of our common stock, see “Material U.S. Federal Income and Estate Tax Considerations for Non-U.S. Holders of Common Stock.”

Lock-up	The selling stockholder has agreed, subject to certain exceptions, that for a period of 90 days after the date of this prospectus supplement, it will not offer or sell any shares of common stock other than the shares offered hereby. In addition, we have agreed, subject to certain exceptions, that for a period of 90 days after the date of this prospectus supplement, we will not offer or sell any shares of common stock. See “Underwriting.”

New York Stock Exchange symbol	“TOWR”

The outstanding share information appearing above is based on the number of shares outstanding as of July 15, 2013. Unless we specifically state otherwise, the information in this prospectus supplement does not reflect awards of our common stock available for issuance under our 2010 Equity Incentive Plan.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following tables present our summary historical audited and unaudited consolidated financial data and operating statistics. The consolidated statement of operations data and cash flows data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The unaudited condensed consolidated statement of operations data for the three and six months ended June 30, 2013 and 2012, the unaudited condensed consolidated cash flows data for the six months ended June 30, 2013 and 2012 and the unaudited condensed consolidated balance sheet data as of June 30, 2013 have been derived from the condensed consolidated statements of operations for the three and six months ended June 30, 2013 and 2012, the condensed consolidated statements of cash flows for the six months ended June 30, 2013 and 2012 and the condensed consolidated balance sheet as of June 30, 2013 included within Exhibit 99.1 to our Current Report on Form 8-K submitted to the SEC on July 22, 2013 (which statements of operations, statements of cash flows and balance sheet are incorporated by reference herein and referred to as the “Interim Period Financial Information”). The unaudited condensed consolidated cash flows data for the three months ended June 30, 2013 and 2012 have been derived from the Interim Period Financial Information and from other unaudited consolidated financial statements incorporated by reference in this prospectus supplement. Our financial results for the three and six months ended June 30, 2013 do not necessarily indicate the results that can be expected for our 2013 fiscal year. Deloitte & Touche LLP, our independent registered public accounting firm, has not audited or reviewed the financial information presented herein with respect to the three and six months ended June 30, 2013 or with respect to our June 30, 2013 balance sheet. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

We are currently preparing our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, which will be reviewed by Deloitte & Touche LLP. While we believe the financial information as of and for the three and six month periods ended June 30, 2013 set forth below fairly presents, in all material respects, our results of operations and financial condition as of the end of, and for, such periods, the preparation of our Quarterly Report on Form 10-Q and the review by Deloitte & Touche LLP could result in changes to that financial information, and such changes may be material.

The unaudited condensed consolidated statement of operations data for the three and six months ended June 30, 2012 and the unaudited cash flows data for the three and six months ended June 30, 2012 have been recast (i) to give effect to the December 2012 divestiture of Tower’s Korean subsidiary Seojin Industrial Company Ltd. (“Seojin”) and the presentation of Seojin’s results as discontinued operations and (ii) to give effect to Tower’s election in the fourth quarter of 2012 to change its policy for recognizing pension actuarial gains and losses, which was applied retrospectively and resulted in a cumulative increase of accumulated deficit and decrease to accumulated other comprehensive loss of $40.9 million which was recognized as of January 1, 2010. Please see Notes 2 and 5 to our audited consolidated financial statements incorporated by reference in this prospectus supplement for further information.

The three and six months unaudited data presented below, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated.

The summary historical consolidated financial data and operating statistics presented below should be read in conjunction with the section in this prospectus supplement titled “Capitalization” and our consolidated financial statements, the accompanying notes and the other financial information incorporated by reference in this prospectus supplement.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2013	2012	2012	2011	2010
	(dollars in millions, except share and per share data)
Statement of Operations Data:
Revenues	$555.9	$555.0	$1,090.0	$1,084.6	$2,084.9	$2,053.7	$1,721.3
Cost of sales (1)	486.4	484.5	962.5	957.7	1,871.3	1,851.9	1,534.2
Gross profit	69.5	70.5	127.5	127.0	213.6	201.8	187.1
Gross profit margin	12.5%	12.7%	11.7%	11.7%	10.2%	9.8%	10.9%
Selling, general and administrative expenses (2)	$33.6	$32.5	$66.9	$69.0	$134.0	$151.6	$138.0
Amortization expense	0.7	1.1	1.5	2.3	4.6	4.6	3.3
Restructuring and asset impairment charges, net	14.6	2.8	17.3	4.8	10.7	2.7	14.3
Operating income	20.6	33.9	41.8	50.9	64.3	43.0	31.6
Operating income margin	3.7%	6.1%	3.8%	4.7%	3.1%	2.1%	1.8%
Interest expense, net	$21.2	$13.8	$34.4	$27.2	$53.8	$53.5	$58.6
Other expense (3)	40.9	—	40.9	—	—	—	—
Income/(loss) from continuing operations	(45.3)	7.6	(40.8)	9.0	(4.8)	(25.1)	(42.7)
Income from discontinued operations, net of tax	—	1.6	—	2.4	—	—	—
Net income/(loss) (4)	(45.3)	9.3	(40.8)	11.3	25.0	(18.2)	(27.0)
Net income/(loss) attributable to the non-controlling interests	(0.2)	1.6	1.7	3.0	7.0	5.1	8.4
Net income/(loss) attributable to Tower International, Inc.	(45.1)	7.7	(42.6)	8.3	18.0	(23.3)	(35.4)
Preferred unit dividends (5)	—	—	—	—	—	—	10.7
Income/(loss) available to common stockholders	(45.1)	7.7	(42.6)	8.3	18.0	(23.3)	(46.1)
Basic income/(loss) per share:
Income/(loss) from continuing operations	(2.22)	0.30	(2.10)	0.30	(0.58)	(1.56)	(4.46)
Income/(loss) from discontinued operations	—	0.08	—	0.12	1.48	0.36	1.13
Income/(loss) per share	(2.22)	0.38	(2.10)	0.42	0.90	(1.20)	(3.33)
Weighted average basic shares outstanding (in thousands)	20,363	20,134	20,312	19,913	20,081	19,364	13,866
Diluted income/(loss) per share:
Income/(loss) from continuing operations	(2.22)	0.30	(2.10)	0.29	(0.58)	(1.56)	(4.46)
Income/(loss) from discontinued operations	—	0.08	—	0.11	1.46	0.36	1.13
Income/(loss) per share	(2.22)	0.38	(2.10)	0.40	0.88	(1.20)	(3.33)
Weighted average diluted shares outstanding (in thousands)	20,363	20,329	20,312	20,495	20,447	19,364	13,866
Cash dividends declared per share	—	—	—	—	—	—	—

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2013	2012	2012	2011	2010
	(dollars in millions)
Other Financial Data:
Adjusted EBITDA(6)	$62.2	$62.4	$114.3	$108.7	$197.9	$202.6	$163.9
Adjusted EBITDA margin(7)	11.2%	11.2%	10.5%	10.0%	9.5%	9.9%	9.5%
Diluted adjusted earnings (loss) per share	$1.03	$0.80	$1.36	$1.02	$1.08	$0.97	$(2.69)
Capital expenditures(8)	15.6	31.9	30.2	60.6	119.8	100.8	85.0

	As of June 30, 2013
	(in millions)
Net debt(9)	$441.4

(1)	During the six months ended June 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010, non-cash actuarial pension losses of $0, $0, $19.2 million, $33.2 million and $0, respectively, were recorded.
(2)	In connection with the closing of our 2010 notes offering and our initial public offering, or IPO, we incurred charges of $0 million, $6.2 million, $6.2 million, $18.4 million and $11.1 million, respectively, related to one-time compensation plans for our executive officers during the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010.
(3)	For the three and six months ended June 30, 2013, represents the premium that we paid in connection with the repurchase of our senior secured notes pursuant to our 2013 tender offer and the premium that we paid in connection with the retirement of $43 million of our notes during the second quarter of 2013, as well as the premiums paid to refinance certain indebtedness.
(4)	During the year ended December 31, 2012, we recorded a gain of $31.2 million related to the divestiture of our South Korean subsidiary.
(5)	Represents preferred equity interests in Tower Automotive, LLC. See Note 12 to our consolidated financial statements for the year ended December 31, 2012 which are included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus supplement. On August 12, 2010, the preferred units, common units and management incentive plan units of Tower Automotive, LLC, which constituted all of the equity interests in Tower Automotive, LLC, were converted into capital units of Tower Automotive, LLC. The preferred units received dividend payments in 2010.
(6)	Adjusted EBITDA is calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2013	2012	2012	2011	2010
	(in millions)
Net income/(loss) attributable to Tower International, Inc.	$(45.1)	$7.7	$(42.6)	$8.3	$18.0	$(23.3)	$(35.5)
Adjustments:
Restructuring and asset impairment charges, net	(14.6)	(2.8)	(17.3)	(4.8)	10.7	2.7	14.3
Depreciation and amortization	(23.5)	(22.4)	(48.6)	(44.7)	92.9	102.7	105.7
Acquisition costs and other	(0.5)	(0.1)	(0.8)	(0.2)	0.4	1.5	1.2
Long-term compensation expense(a)	(1.8)	(3.1)	(3.1)	(8.2)	10.4	19.5	11.2
Interest expense, net	(21.2)	(13.8)	(34.4)	(27.2)	53.8	53.5	58.6
Other expense	(40.9)	—	(40.9)	—	—	1.3	1.3
Pension actuarial loss	—	—	—	—	19.2	33.2	—
Closure of Tower Defense & Aerospace(b)	(1.2)	—	(2.8)	—	—	—	—
Provisions for income taxes	(3.6)	(12.5)	(7.1)	(14.7)	15.3	13.3	14.4
Equity in earnings of joint ventures	(0.2)	—	(0.2)	—	—	—	—
Income from discontinued operations, net of tax	—	1.6	—	2.4	(29.8)	(6.9)	(15.7)
Net income/(loss) attributable to noncontrolling interests	0.2	(1.6)	(1.7)	(3.0)	7.0	5.1	8.4

Total adjustments	107.3	54.7	156.9	100.5	179.9	225.9	199.4

Adjusted EBITDA	$62.2	$62.4	$114.3	$108.7	$197.9	$202.6	$163.9

(a)	Represents the compensation expense related to stock options, restricted stock units, certain one-time compensation programs triggered by the closing of our notes offering and the closing of our initial public offering in 2010, and certain compensation programs intended to benefit our long-term success and growth. The compensation charges are incurred during the applicable vesting periods of each program. The amounts presented for the years ended December 31, 2012, 2011 and 2010 have been adjusted to include the expense relating to the Company’s recurring stock option and restricted stock unit expense due to the Company’s change in its treatment for such expenses which are now excluded from Adjusted EBITDA. The Company changed this treatment during 2013.
(b)	Represents the exclusion of the non-recurring losses incurred during the period associated with our Tower Defense & Aerospace subsidiary, which was closed during the second quarter of 2013. These losses are not indicative of the actual operating performance of our core business.

(7)	Represents Adjusted EBITDA divided by revenues. We believe that the Adjusted EBITDA margin is useful to investors in evaluating our performance because Adjusted EBITDA is a commonly used financial metric for measuring and comparing the operating performance of companies in our industry. In addition, we use Adjusted EBITDA margin because we believe it is helpful to us and to investors when comparing our performance over various reporting periods on a consistent basis, as Adjusted EBITDA excludes items that we do not believe reflect our core operating performance.
(8)	Capital expenditures do not equal cash disbursed for purchases of property, plant, and equipment as presented in our consolidated statement of cash flows, and as shown in the notes to our consolidated financial statements, include amounts paid and accrued during the periods presented.
(9)	Net debt is a non-GAAP measure that represents total debt less cash and cash equivalents and less certain restricted cash. We regard net debt as a useful measure of our outstanding debt obligations. Our use of the term “net debt” should not be understood to mean that we will use any cash on hand to repay debt. Net debt is calculated as follows:

June 30, 2013
(in millions)
Short-term debt and current maturities of capital lease obligations	$74.5
Long-term debt, net of current maturities	518.1
Obligations under capital leases, net of current maturities	10.0

Total debt	602.6
Less: cash and cash equivalents	(118.2)
Less: restricted cash excluding premium for redemption of senior secured notes (a)	(43.0)

Net debt	$441.4

(a)	Aggregate restricted cash as of June 30, 2013 was $45.2 million.

Condensed Consolidated Balance Sheet

	June 30, 2013	December 31, 2012
	(in millions, except share and per share amounts)
ASSETS
Cash and cash equivalents	$118.2	$113.9
Restricted cash	45.2	—
Accounts receivable, net of allowance of $2.2 and $4.1	332.4	266.1
Inventories	80.5	81.3
Deferred tax asset—current	8.0	10.4
Prepaid tooling, notes receivable, and other	85.2	96.3

Total current assets	669.5	568.2

Property, plant, and equipment, net	522.6	573.1
Goodwill	63.7	64.8
Deferred tax asset—non-current	3.2	3.1
Other assets, net	40.3	28.8

Total assets	$1,299.2	$1,238.1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term debt and current maturities of capital lease obligations	$74.5	$74.6
Accounts payable	311.9	264.9
Accrued liabilities	116.5	134.7

Total current liabilities	502.9	474.2

Long-term debt, net of current maturities	518.1	411.6
Obligations under capital leases, net of current maturities	10.1	10.8
Deferred tax liability—non-current	10.8	13.0
Pension liability	93.3	100.8
Other non-current liabilities	83.9	86.9

Total non-current liabilities	716.2	623.1

Total liabilities	1,219.1	1,097.2

Stockholders’ equity:
Tower International, Inc.’s stockholders’ equity:
Preferred stock, $0.01 par value, 50,000,000 authorized, 0 issued and outstanding	—	—
Common stock, $0.01 par value, 350,000,000 authorized, 21,021,912 issued and 20,415,837 outstanding at June 30, 2013 and 20,830,425 issued and 20,247,134 outstanding at December 31, 2012	0.2	0.2
Additional paid in capital	325.0	321.0
Treasury stock, at cost, 606,075 shares as of June 30, 2013 and 583,291 shares as of December 31, 2012	(8.6)	(8.3)
Accumulated deficit	(279.8)	(237.2)
Accumulated other comprehensive loss	(20.2)	(12.5)

Total Tower International, Inc.’s stockholders’ equity	16.6	63.2

Noncontrolling interests in subsidiaries	63.5	77.6

Total stockholders’ equity	80.1	140.9

Total liabilities and stockholders’ equity	$1,299.2	$1,238.1

Condensed Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(in millions)
Cash flows—operating activities
Net income / (loss)	$(45.3)	$9.2	$(40.8)	$11.3
Less: Income from discontinued operations, net of tax	—	1.6	—	2.4

Income from continuing operations	$(45.3)	$7.6	$(40.8)	$8.9
Non-cash restructuring and asset impairments, net	10.1	—	11.0	—
Premium on notes redemption and other fees	40.9	—	40.9	—
Deferred income tax provision	—	10.6	0.1	10.3
Depreciation and amortization	23.5	22.4	48.6	44.7
Non-cash share-based compensation	1.2	3.0	2.4	7.4
Pension expense, net of contributions	(3.9)	(4.0)	(7.4)	(7.0)
Change in working capital and other operating items	(15.9)	(23.8)	(43.0)	(34.4)

Net cash provided by continuing operating activities	$10.5	$15.9	$11.8	$29.9

Cash flows—investing activities
Cash disbursed for purchases of property, plant and equipment, net	$(15.6)	$(31.9)	$(30.2)	$(60.6)
Deconsolidation of joint venture	(6.3)	—	(6.3)	—
Net assets acquired, net of cash acquired	9.1	—	9.1	—

Net cash used in continuing investing activities	$(12.8)	$(31.9)	$(27.4)	$(60.6)

Cash flows—financing activities
Purchase of treasury stock	$—	$(3.1)	$(0.3)	$(3.2)
Proceeds from borrowings	174.8	168.4	329.0	337.2
Repayments of borrowings	(167.3)	(144.3)	(325.7)	(300.6)
Proceeds from borrowings on Term Loan Credit Facility	417.9	—	417.9	—
Partial redemption of notes	(319.0)	—	(319.0)	—
Premium paid on partial redemption of notes	(40.9)	—	(40.9)	—
Cash restricted for notes repurchase	(45.2)	—	(45.2)	—
Debt financing costs	(8.4)	—	(8.4)	—
Proceeds from stock options exercised	1.5	—	1.5	—
Noncontrolling interest dividends	(4.5)	—	(4.5)	—

Net cash provided by continuing financing activities	$9.0	$21.0	$4.4	$33.4

Discontinued operations
Net cash from discontinued operating activities	$—	$0.6	$—	$(7.8)
Net cash from discontinued investing activities	(0.1)	(7.7)	15.7	(15.0)
Net cash from discontinued financing activities	—	(6.2)	—	7.9

Net cash from discontinued operations	$(0.1)	$(13.3)	$15.7	$(14.9)

Net change in cash and cash equivalents	$6.5	$(8.4)	$4.5	$(12.1)
Cash and cash equivalents—beginning of period	111.1	134.0	113.9	135.0
Effect of exchange rate changes on cash and cash equivalents	0.6	(2.2)	(0.3)	0.6

Cash and cash equivalents—end of period	$118.2	$123.4	$118.2	$123.4

SUPPLEMENTAL INFORMATION

Free cash flow reconciliation	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(in millions)
Net cash provided by continuing operating activities	$10.5	$15.9	$11.8	$29.9
Cash distributed for purchases of PP&E, net	(15.6)	(31.9)	(30.2)	(60.6)

Negative free cash flow	$(5.1)	$(16.0)	$(18.4)	$(30.7)

Diluted adjusted earnings per share adjustments	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2013	2012	2012	2011	2010
	(in millions, except per share amounts)
Expense items included in net income, net of tax, but excluded in the calculation of diluted adjusted income per share:
Premiums on redemption of senior secured notes	$(40.3)	$—	$(40.3)	$—	$—	$—	$—
Acceleration of the amortization of debt issue costs and original issue discount	(10.2)	—	(10.2)	—	—	(1.8)	(6.5)
Asset impairment charges	(9.8)	—	(10.7)	—	(0.6)	—	(9.1)
Facility closure costs	(3.3)	—	(3.6)	—	—	—	—
Pension actuarial loss	—	—	—	—	(19.2)	(33.2)	—
Incentive compensation related to funding events	—	(2.1)	—	(6.1)	(6.1)	(17.3)	(10.9)
Valuation allowance in Brazil	—	(6.5)	—	(6.5)	(6.5)	—	—
Income from discontinued operations	—	1.6	—	2.4	29.8	6.9	15.7
Other one-time items	(3.0)	(1.7)	(5.9)	(2.4)	(1.4)	2.6	2.1

Total items included in net income, net of tax, but excluded in the calculation of diluted adjusted income per share	$(66.6)	$(8.7)	$(70.7)	$(12.6)	$(4.0)	$(42.8)	$(8.7)

Net income/(loss) attributable to Tower International, Inc. (GAAP)	$(45.1)	$7.7	$(42.6)	$8.3	$18.0	$(23.3)	$(46.1	)(b)

Average shares outstanding
Basic	20.4	20.1	20.3	19.9	20.1	19.4	13.9
Diluted	20.4	20.3	20.3	20.5	20.4	19.4	13.9

Income/(loss) per common share (GAAP)
Basic	$(2.22)	$0.38	$(2.10)	$0.42	$0.90	$(1.20)	$(3.33)
Diluted	(2.22)	0.38	(2.10)	0.40	0.88	(1.20)	(3.33)

Diluted adjusted income per share (non-GAAP)(a)	1.03	0.80	1.36	1.02	1.08	0.97	(2.69)

(a)	Excludes the expense items shown above. For the three months ended June 30, 2013, six months ended June 30, 2013 and year ended December 31, 2011, diluted share counts of 20.9 million, 20.8 million and 20.1 million, respectively, were used to calculate diluted adjusted income per share.
(b)	Represents loss available to common shareholders for the year ended December 31, 2010.

RISK FACTORS

The information below should be read in conjunction with the information under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference herein, and with the information under “Risk Factors” in any subsequent incorporated documents. See “Where You Can Find More Information.”

Risks Related to the Offering

Our ability to utilize our net operating loss carryforwards likely will be limited and delayed.

As of December 31, 2012, we had U.S. net operating loss carryforwards of $206.2 million. Certain provisions of the United States tax code could limit our annual utilization of the net operating loss carryforwards. There can be no assurance that we will be able to utilize all of our net operating loss carryforwards and any subsequent net operating loss carryforwards in the future. There is a full valuation allowance recorded against the deferred tax asset benefit of this carryforward.

As a result of this offering, we likely will have an “ownership change” for purposes of Section 382 of the Internal Revenue Code. As a result of this ownership change, we will be further limited, pursuant to Section 382 of the Internal Revenue Code, in using our net operating losses arising in any pre-ownership change period to offset taxable income for taxable periods (or portions thereof) beginning after such ownership change. Consequently, in the future we may be required to pay increased cash income taxes because of the Section 382 limitations on our ability to use our net operating loss carryforwards, although we do not currently expect our cash income taxes for 2013 or 2014 to increase because of Section 382.

In addition, adverse changes in the underlying profitability and financial outlook of our operations in several foreign jurisdictions could lead to changes in our valuation allowances against deferred tax assets and other tax accruals that could adversely affect our financial results.

Future sales of our common stock or the issuance of other equity may adversely affect the market price of our common stock.

Sales of our common stock could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-related securities. We cannot predict the effect that future sales of our common stock or other equity or equity related securities would have on the market price of our common stock.

The price of our common stock may be volatile and may be affected by market conditions beyond our control.

Our share price is likely to fluctuate in the future because of the volatility of the stock market in general and a variety of other factors, many of which are beyond our control. Market fluctuations could result in volatility in the price of our common stock, one possible outcome of which could be a decline in the value of your investment. In addition, if our operating results fail to meet the expectations of stock analysts or investors, or if we are perceived by the market to suffer a material adverse change in our business or suffer reputational damage, we may experience a significant decline in the trading price of our common stock.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Certain provisions in our governing documents could make a merger, tender offer or proxy contest involving us difficult, even if such events would be beneficial to the interests of our stockholders. These provisions include our classified board and our supermajority voting requirements. Accordingly, our board of directors could rely upon these or other provisions in our governing documents and upon Delaware law to prevent or delay an acquisition of us. See “Description of Our Capital Stock.”

The interests of Tower International Holdings, LLC, the selling stockholder, may be adverse to the interests of our other stockholders.

After this offering, Tower International Holdings, LLC, the selling stockholder (“Tower Holdings”), and certain of its affiliates will beneficially own approximately 30.0% of our common stock. See “Selling Stockholder.” Tower Holdings will therefore continue to be able to exert substantial influence over the election of our directors, our corporate and management policies and the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Tower Holdings and certain of its affiliates will also have substantial influence over any decision to amend our organizational documents.

We cannot assure you that the interests of Tower Holdings and its affiliates will coincide with the interests of other holders of our common stock. Cerberus Capital Management, L.P. (“CCM”), which controls Tower Holdings, and funds and accounts affiliated with CCM (collectively with CCM, “Cerberus”) are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our certificate of incorporation provides that neither Cerberus or its affiliates, nor members of our board of directors who are not our employees (including any directors who also serve as officers) or their affiliates, have any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business in which we operate. Cerberus and Tower Holdings may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as Tower Holdings and its affiliates continue to own a significant amount of our common stock, Tower Holdings and its affiliates will continue to be able to strongly influence or effectively control our decisions, including director and officer appointments, potential mergers or acquisitions, asset sales and other significant corporate transactions. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are directed by Cerberus or our directors to themselves or their other affiliates instead of to us.

USE OF PROCEEDS

The selling stockholder will receive all of the net proceeds from the sale of the shares of common stock offered hereby. We will not receive any proceeds from this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2013. This table should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, the unaudited condensed consolidated interim financial statements and the related notes thereto incorporated by reference in this prospectus supplement and the Summary Historical Financial and Operating Data contained in this prospectus supplement.

As of June 30, 2013 (amounts in thousands, except share data) (unaudited)
Cash and cash equivalents(a)	$118,182

Total debt:
Short-term debt and current maturities of capital lease obligations	$74,486
Long-term debt, net of current maturities	518,065
Obligations under capital leases, net of current maturities	10,055

Total debt, including current portion	602,606

Stockholders’ equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding	$—
Common stock, $0.01 par value, 350,000,000 shares authorized; 21,021,912 shares issued and 20,415,837 shares outstanding	210
Additional paid-in capital	324,951
Treasury stock, at cost, 606,075 shares	(8,587)
Accumulated deficit	(279,775)
Accumulated other comprehensive loss	(20,152)

Total equity before noncontrolling interest	16,647

Noncontrolling interests in subsidiaries	63,487

Total stockholders’ equity	80,134

Total capitalization (including current portion of total debt)	$682,740

(a)	Excludes restricted cash of $45.2 million, including $43.0 million payable for the redemption of senior secured notes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange under the symbol “TOWR.” The following table sets forth for the indicated periods the high and low closing sale prices per share of our common stock on the New York Stock Exchange:

	High	Low
Year Ended December 31, 2011
Quarter ended March 31	$18.82	$15.85
Quarter ended June 30	18.06	13.91
Quarter ended September 30	18.00	9.86
Quarter ended December 31	12.77	9.51

Year Ended December 31, 2012
Quarter ended March 31	$13.95	$10.89
Quarter ended June 30	13.53	9.80
Quarter ended September 30	10.97	7.02
Quarter ended December 31	8.09	6.11

Year Ending December 31, 2013
Quarter ended March 31	$14.32	$8.56
Quarter ended June 30	20.06	12.82
Quarter ending September 30 (through July 24, 2013)	23.51	19.85

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and we do not anticipate paying any dividends in the foreseeable future. We have not paid a dividend since becoming a public company.

SELLING STOCKHOLDER

The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling stockholder, immediately before and after this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

Selling Stockholder	Common Stock Beneficially Owned Before This Offering(2)	Percentage of Common Stock Beneficially Owned Before This Offering(2)	Common Stock to be Sold in This Offering	Common Stock Beneficially Owned After This Offering(2)	Percentage of Common Stock Beneficially Owned After This Offering(2)
Tower International Holdings, LLC(1)	12,467,866	61.0%	7,250,000	5,217,866	25.5%

(1)	The shares offered hereunder represent a portion of the shares owned of record by Tower Holdings and owned beneficially by Stephen A. Feinberg. Tower Holdings owns of record 12,467,866 shares of our common stock. Pursuant to the limited liability company agreement of Tower Holdings, the manager of Tower Holdings exercises sole voting and dispositive authority over all of the securities owned by Tower Holdings. The manager of Tower Holdings is CCM. Stephen A. Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of CCM. As a result of the foregoing, Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all shares of our common stock held by Tower Holdings. The address for Stephen A. Feinberg and Tower Holdings is c/o CCM, 875 Third Avenue, New York, NY 10022. Tower Holdings is a party to voting agreements with certain current or former senior executive officers, directors and/or consultants of the Company, and as a result Mr. Feinberg had, as of July 15, 2013, the power to direct the voting of an additional 908,379 shares of our common stock beneficially owned by such persons. As a result of the foregoing, Mr. Feinberg may be deemed to have beneficially owned 13,376,245 shares of our common stock as of July 15, 2013, representing 65.5% of our outstanding common stock. After giving effect to the sale of 7,250,000 shares pursuant to this offering, Mr. Feinberg will beneficially own 6,126,245 shares of our common stock, representing 30.0% of our outstanding common stock. The selling stockholder is neither a broker-dealer nor an affiliate of a broker-dealer. The voting agreements automatically terminate as such time that Tower Holdings ceases to own any shares of our common stock.
(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The number of shares beneficially owned prior to and after this offering, and percentage of voting power, is based on 20,424,525 shares of common stock outstanding on July 15, 2013.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder,” other than a non-U.S. holder that owns, or has owned, actually or constructively, more than five percent of our common stock. Except as otherwise described in the discussion of estate tax below, a “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	nonresidential alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of such entity may depend upon the status of such partner or beneficial owner and the activities of such entity and by certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Price Range of Common Stock and Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. Additional certification requirements apply if a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a United States person (as defined in the Code) unless an applicable treaty provides otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise; or

•

we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Gain that is effectively connected with a U.S. trade or business will be subject to regular U.S. income tax as if the non-U.S. holder were a United Sates person, subject to an applicable treaty providing otherwise. A non-U.S. corporation with effectively connected gains may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. A non-U.S. holder may be required to comply with certification procedures to establish that it is not a United States person in order to avoid additional information reporting and backup withholding with respect to payments of dividends and the proceeds from a sale or other disposition of common stock. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

FATCA Legislation

Provisions commonly referred to as “FATCA” will impose withholding of 30% on dividends (beginning in July 2014) and sales proceeds (beginning in January 2017) paid with respect to our common stock to “foreign financial institutions” (which are broadly defined for this purpose and in general include non-U.S. investment vehicles) and certain other non-U.S. entities, including when such institutions or entities hold our common stock on behalf of a non-U.S. holder, unless various U.S. information reporting and due diligence requirements have been satisfied. This withholding will be imposed on a foreign financial institution unless it undertakes certain diligence and reporting obligations in order to identify accounts held by certain U.S. persons or United States-owned foreign entities and annually report certain information about such accounts. This withholding tax will also be imposed on a non-financial foreign entity unless it either provides the withholding agent with a certification that it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. Under Treasury Regulations, (i) if any withholding is imposed, a beneficial owner of our common stock that is not a foreign financial institution or non-financial entity generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return, and (ii) a beneficial owner that is a foreign financial institution, but not a “participating foreign financial institution” (as defined under FATCA), or a non-financial foreign entity will generally be able to obtain a refund to the extent an applicable treaty entitles the beneficial owner to an exemption from, or reduced rate of, tax on the payment that was subject to withholding under FATCA or, in the case of a non-financial foreign entity, if such entity files a U.S. federal income tax return certifying that it has no substantial U.S. owners or providing information regarding each such owner. Non-U.S. holders should consult their tax advisors regarding the implications of FATCA for their investment in our common stock.

Federal Estate Tax

Individuals who are not citizens or residents of the United States for U.S. federal estate tax purposes, as well as entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be nonresidents for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock and the relevant provisions of our certificate of incorporation, our bylaws and applicable provisions of law are summaries thereof and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our Annual Report on Form 10-K, and such applicable provisions of law.

Our authorized capital stock consists of 350,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of July 15, 2013, there were 20,424,525 shares of our common stock outstanding and no shares of our preferred stock outstanding. All outstanding shares of common stock are fully paid and non-assessable.

Common Stock

Subject to preferences that may be applicable to any then outstanding series of preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

The holders of our common stock are entitled to one vote per share and do not have cumulative voting rights. As a result, stockholders owning or controlling more than 50% of the total votes cast for election of directors can elect all the directors in that slate for the year.

Preferred Stock

Our board of directors has the authority, by adopting resolutions, to issue up to 50,000,000 shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. Our certificate of incorporation authorizes our board of directors to determine, among other things, the rights, preferences and limitations pertaining to each series of preferred stock. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could discourage a takeover or other transaction that some holders of our common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over and above the market price.

Limitations on Directors’ Liability

Under our bylaws, we are obligated to indemnify our directors and officers to the fullest extent permitted by law. We are also expressly required to advance certain expenses to our directors and officers. We believe that these indemnification provisions are useful to attract and retain qualified directors and executive officers.

As a Delaware corporation, we are permitted to limit or eliminate a director’s personal liability to our company or the holders of our capital stock for breach of duty. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The Delaware General Corporation Law (“DGCL” ) also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on behalf of our company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Anti-Takeover Effects of Delaware Law and our Corporate Charter Documents

Certain provisions in our corporate charter documents will cease to be applicable at such time that our controlling stockholder and its affiliates, or any person who is an express assignee or designee of our controlling stockholder of its rights under our certificate of incorporation and such assignee’s or designee’s affiliates, cease to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, at least 50% of the outstanding shares of our common stock (which we refer to as the 50% Trigger Date). Other provisions in our corporate charter documents will cease to be applicable on the date that our controlling stockholder and its affiliates, or any person who is an express assignee or designee of our controlling stockholder of its rights under our certificate of incorporation and such assignee’s or designee’s affiliates, cease to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, at least 33-1/3% of the outstanding shares of our common stock (which we refer to as the “33-1/3% Trigger Date”). The closing of the offering described herein will constitute a 50% Trigger Date and a 33-1/3% Trigger Date as our controlling stockholder is the selling stockholder. This description assumes that the 50% Trigger Date and the 33-1/3% Trigger Date have occurred and, accordingly, does not describe governance provisions that will cease to apply on the 50% Trigger Date or the 33-1/3% Trigger Date.

Our Board

Our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

Our certificate of incorporation and our bylaws allow for not less than three and not more than 15 directors. The exact number of directors will be fixed from time to time by our board of directors. In addition, our certificate of incorporation provides that directors may be removed only for cause and only by the affirmative vote of stockholders having the right to vote at least two-thirds in voting power of our outstanding voting stock, voting together as a single class, unless such removal for cause is recommended by our board of directors, in which case such removal for cause will require the affirmative vote of stockholders having the right to vote at least a majority in voting power of our outstanding voting stock, voting together as a single class. Under our bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation and bylaws provide that the authorized number of directors determined by our board may be changed only by resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Corporate Governance

Upon the closing of this offering, we will cease being a “controlled company” for the purposes of the New York Stock Exchange corporate governance standards. As a result, within 90 days of the closing of this offering, we will be required to have a majority of independent directors, as defined in the New York Stock Exchange corporate governance standards, serving on our compensation and nominating/corporate governance committees. All members of such committees must be independent within one year of the closing of this offering. In addition, a majority of our board of directors must be independent within one year of the closing of this offering. Directors affiliated with the selling stockholder may be deemed independent for purposes of the New York Stock Exchange corporate governance standards, except for purposes of audit committee membership.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting, and in connection with director nominations if the acting stockholders have fulfilled certain informational requirements, including apprising us of their derivative holdings in the company, and whether the nominating stockholder has engaged in any related party transactions with the nominee. Stockholders may not propose business to be brought before a special meeting of stockholders. Our certificate of incorporation provides that action may not be taken by written action in lieu of a meeting.

Our certificate of incorporation and our bylaws also provide that special meetings of the stockholders can only be called by the chairman of our board of directors, or by our board of directors pursuant to a resolution approved by a majority of the whole board.

These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Voting

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or by stockholders having the right to vote at least two-thirds in voting power of all outstanding voting stock, voting together as a single class. Our certificate of incorporation may be amended with the affirmative vote of stockholders having the right to vote a majority in voting power of our outstanding voting stock, voting together as a single class, except that the affirmative vote of stockholders having the right to vote at least two-thirds in voting power of our outstanding voting stock, voting together as a single class, is required to amend the provisions of our certificate of incorporation relating to our board of directors, stockholder action, business combinations and corporate opportunities.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our certificate of incorporation contains provisions providing that stockholders having the right to vote at least two-thirds in voting power of the outstanding voting stock, voting together as a single class, or a majority of our disinterested directors, is required to approve a Business Combination (as defined in the certificate of incorporation, which limits such term to business combinations with entities controlled by persons or entities (other than Tower Holdings, its direct or indirect security holders or any of their affiliates) that beneficially own more than 20% of our outstanding voting stock) without the fulfillment of several pre-conditions, including: certain minimum requirements with respect to the consideration paid in such Business Combination, the form of consideration, the payment of dividends and minimum dividend payments, as well as prohibitions on interested stockholder transactions and procedural requirements related to the delivery of proxy or information statements to be mailed to stockholders in connection with a proposed Business Combination. Under certain circumstances, this provision makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of disinterested directors then serving on our board of directors approves the business combination. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

“Blank Check” Preferred Stock

We are authorized to issue, without any further vote or action by the stockholders, up to 50,000,000 shares of preferred stock in one or more classes or series and, with respect to each such class or series, to fix the number of shares constituting the class or series and the designation of the class or series, the voting powers, if any, of the shares of the class or series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such class or series.

Corporate Opportunity

Our certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for the directors, principals, officers, employees and/or other representatives of CCM and the funds, accounts and management and other entities affiliated with CCM, the affiliates thereof, or any member of our board of directors who is not our employee (including any such director who also serves as an officer). We do not renounce our interest in any corporate opportunity offered to any such director or officer if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer.

Credit Facility

Under our credit agreements, a change of control may lead the lenders to exercise remedies, such as acceleration of the loan, termination of their obligations to fund additional advances and collection against the collateral securing such loan.

Registration Rights

The selling stockholder has the right to require us to register its remaining shares under the Securities Act under specified circumstances.

Demand and Form S-3 Registration Rights

Subject to specified limitations, the selling stockholder may require that we register all or part of its shares of our common stock for sale under the Securities Act on an unlimited number of occasions. In addition, the selling stockholder may from time to time make demand for registrations on Form S-3, a short form registration statement.

Piggyback Registration Rights

If we register any of our common stock, either for our own account or for the account of other stockholders, the selling stockholder is entitled to notice of the registration and to include its shares of common stock in the registration.

Limitations and Expenses

Other than in a demand registration, with specified exceptions, our controlling stockholder’s right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any demand registrations, piggyback registrations and any registrations on Form S-3 will be paid by us, and all selling expenses, including underwriting discounts and commissions, will be paid by the holders of the securities being registered.

Indemnification

We have agreed to indemnify the selling stockholder against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells our shares, including this prospectus supplement, unless such liability arose from our selling stockholder’s misstatement or omission, and the selling stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions in those documents.

UNDERWRITING

Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and the selling stockholder has agreed to sell to that underwriter, the number of common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Goldman, Sachs & Co.	2,175,000
Citigroup Global Markets Inc.	2,175,000
J.P. Morgan Securities LLC	2,175,000
Wells Fargo Securities, LLC	362,500
Robert W. Baird & Co. Incorporated	362,500

Total	7,250,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.6056 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,087,500 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares sold under the option will be sold on the same terms and conditions as the other shares that are the subject of this offering.

We and the selling stockholder have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus supplement, we and it will not, without the prior written consent of each of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. In the case of the Company, one of the exceptions enables us to issue shares of common stock in an amount up to 15% of our outstanding common stock in connection with acquisitions that we may negotiate. The representatives, in their sole discretion, may release any of these securities subject to these lock-up agreements at any time. Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or announce material news or a material event; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described in the previous sentence shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Our shares are listed on the New York Stock Exchange under the symbol “TOWR.”

The following table shows the underwriting discounts and commissions that the selling stockholder is to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per share	$1.009375	$1.009375
Total	$7,317,968.75	$8,415,664.06

We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions, will be $800,000. We are reimbursing the underwriters for the cost of qualifying the offering under Rule 5110 of the Financial Industry Regulatory Authority in the amount of $20,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•

Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, including acting as initial purchasers, bookrunners or underwriters in past offerings, for which they received or will receive customary fees and reimbursement of expenses. Goldman, Sachs & Co., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, or their affiliates, are agents and/or lenders under our asset-based revolving credit facility, term loan credit agreement or letter of credit facility. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are also acting as agents in connection with the recently announced repricing of our term loan and will receive customary fees and reimbursement of expenses in connection therewith.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of instruments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters expect to deliver the shares to purchasers on or about the date specified on the cover page of this prospectus supplement.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

VALIDITY OF SECURITIES

The validity of our common stock offered hereby will be passed on for us and the selling stockholder by Lowenstein Sandler LLP, New York, New York, and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements, and the related financial statement schedules, incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which report on the financial statements, and related financial statement schedules, expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for recognizing pension actuarial gains and losses and its method of presenting comprehensive income due to the adoption of FASB Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income), which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus supplement and prior to the termination of the offering under this prospectus supplement (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 7, 2013;

•

Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Stockholders filed with the SEC on March 22, 2013 (but only the information set forth therein that is incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2012);

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the SEC on May 2, 2013; and

•	Current Reports on Form 8-K filed with the SEC on January 2, 2013, February 1, 2013, March 15, 2013, April 5, 2013, April 23, 2013, April 24, 2013 and June 20, 2013.

We also incorporate by reference into this prospectus supplement the following portions of Exhibit 99.1 to our Current Report on Form 8-K submitted to the SEC on July 22, 2013: (i) our condensed consolidated statements of operations for the three and six months ended June 30, 2013 and 2012, (ii) our condensed consolidated balance sheets as of June 30, 2013 and December 31, 2012 and (iii) our condensed consolidated statements of cash flows for the six months ended June 30, 2013 and 2012. No other portions of such Exhibit or such Current Report are incorporated by reference into this prospectus supplement.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Investor Relations, 17672 Laurel Park Drive North, Suite 400E, Livonia, Michigan 48152; telephone: (248) 675-6457.

PROSPECTUS

$100,000,000 Common Stock Offered by Tower International, Inc.

and

12,467,866 Shares Of Common Stock Offered by the Selling Stockholder

We may offer to sell from time to time, in one or more offerings, in amounts, at prices and on terms determined at the time of any such offering, shares of our common stock with an aggregate offering price of up to $100,000,000. In addition, the Selling Stockholder may sell from time to time up to 12,467,866 shares of our common stock. We will not receive any of the proceeds from the sale of our common stock by the Selling Stockholder. We will bear all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and expenses incurred by the Selling Stockholder in disposing of its shares.

Our registration of the shares of common stock covered by this prospectus does not mean that we or the Selling Stockholder will offer or sell any of the shares. We and/or the Selling Stockholder may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how we and/or the Selling Stockholder may sell our respective shares in the section entitled “Plan of Distribution” beginning on page 8.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the trading symbol “TOWR.” On August 2, 2012, the last reported sale of our common stock on the New York Stock Exchange was $7.91 per share.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Investing in our common stock involves risks. You should carefully read and consider the risk factors included in our periodic reports, in any prospectus supplements relating to specific offerings of our common stock and in other documents that we file with the Securities and Exchange Commission. See “Risk Factors” on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 15, 2012.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “Commission” or the “SEC,” using a “shelf” registration process. Specific information about the terms of an offering will be included in a prospectus or a prospectus supplement relating to each offering of shares. The prospectus supplement may also add, update or change information included in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.” You should also carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

We are responsible for the information contained and incorporated by reference in this prospectus, any applicable prospectus supplements and any related free writing prospectus we prepare or authorize. Neither we, the Selling Stockholder nor any underwriter has authorized anyone to provide information different from that contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein.

The information contained in this prospectus, in any prospectus supplement or in any document incorporated by reference is accurate only as of its date, regardless of the time of delivery of this prospectus, any prospectus supplement or any sale of common stock.

This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which or jurisdiction in which the offer or solicitation is unlawful.

Unless the context otherwise indicates, the terms “Tower,” “Company,” “we,” “us,” and “our” as used in this prospectus refer to Tower International, Inc. and its subsidiaries. Unless the context otherwise indicates, the phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement(s).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements are based upon management’s expectations and beliefs concerning future developments and their potential effects on us. Words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and variations of such words and similar expressions are intended to identify such forward-looking statements. For example, all statements we make relating to our expected financial position, strategies and grow prospects and general economic conditions we expect to exist in the future are forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. We believe that the factors that could cause our actual results to differ materially include the factors that we describe under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference. These factors, risks and uncertainties include, but are not limited to, the following:

•	automobile production volumes;

•	the financial condition of our customers and suppliers;

•	our ability to make scheduled payments of principal or interest on our indebtedness and comply with the covenants and restrictions contained in the instruments governing our indebtedness;

•	our ability to refinance our indebtedness;

•	our ability to generate non-automotive revenues;

•	our ability to operate non-automotive businesses;

•	risks associated with non-U.S. operations, including foreign exchange risks and economic uncertainty in some regions;

•	any increase in the expense and funding requirements of our pension and postretirement benefits;

•	our customers’ ability to obtain equity and debt financing for their businesses;

•	our dependence on our largest customers;

•	pricing pressure from our customers;

•	work stoppages or other labor issues at our facilities or at the facilities of our customers or suppliers;

•	our ability to integrate acquired businesses; and

•	costs or liabilities relating to environmental and safety regulations.

OUR COMPANY

We are a leading integrated global manufacturer of engineered structural metal components and assemblies primarily serving automotive original equipment manufacturers, or OEMs. We offer our automotive customers a broad product portfolio, supplying body-structure stampings, frame and other chassis structures, as well as complex welded assemblies, for small and large cars, crossovers, pickups and sport utility vehicles, or SUVs.

Our products are manufactured at 34 production facilities strategically located near our customers in North America, South America, Europe and Asia. We support our manufacturing operations through nine engineering and sales locations throughout the world. We are a disciplined, process-driven company with an experienced management team that has a history of implementing sustainable operational improvements.

We believe that our product capabilities, our geographic, customer and product diversification, and our competitive cost position us to benefit from the long-term recovery in North American and European automotive industry production and we have made recent investments in Brazil and China to expand our footprint in these rapidly growing markets. We also intend to leverage our program management and engineering expertise to pursue additional growth opportunities outside of our existing automotive markets.

Our principal offices are located at 17672 Laurel Park Drive North, Suite 400 E, Livonia, Michigan 48152. Our telephone number is (248) 675-6000. Our website address is www.towerinternational.com. The information on our website is not part of this prospectus.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors in the section entitled “Risk Factors” in any prospectus supplement as well as our most recent Annual Report on Form 10-K, and in our Quarterly Reports on Form 10-Q filed subsequent to the Annual Report on Form 10-K, which are incorporated by reference into this prospectus and any prospectus supplement in their entirety, as the same may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects.

USE OF PROCEEDS

Except as may be otherwise set forth in the applicable prospectus supplement accompanying this prospectus, the net proceeds from the sale of any shares we offer will be used for general corporate purposes, including:

•	working capital;

•	capital expenditures;

•	acquisitions of or investments in businesses or assets; and

•	redemption and repayment of short-term or long-term borrowings.

Pending application of the net proceeds, we may temporarily invest the net proceeds in short-term marketable securities.

We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholder.

CERTAIN FINANCIAL INFORMATION

In June 2011, the Financial Accounting Standards Board issued guidance on the presentation of comprehensive income in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. We adopted this standard as of January 1, 2012, and presented net income and other comprehensive income in two separate statements in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (filed on May 3, 2012) and will continue to use this presentation in our annual financial statements. The table below reflects the retrospective application of this guidance for each of the years ended December 31, 2011, 2010, and 2009. The retrospective application did not have a material impact on our financial condition or results of operations.

TOWER INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands—unaudited)

	Year Ended December 31,
	2011	2010	2009
Net income / (loss)	$13,173	$(28,453)	$(59,032)
Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustment (net of tax of $0)	(9,952)	10,108	12,451
Defined benefit plans, net (net of tax of $0, $0, and $2.9 million)	(33,644)	(3,060)	4,565
Settlement of interest rate swap (net of tax of $2 million in 2010)	—	12,551	—
Unrealized gain / (loss) on qualifying cash flow hedge (net of tax of $0, $0.1 million, and $2 million)	267	(255)	4,029

Other comprehensive income / (loss)	(43,329)	19,344	21,045

Comprehensive loss	(30,156)	(9,109)	(37,987)
Less: comprehensive income attributable to the noncontrolling interests	7,252	9,952	8,885

Comprehensive loss attributable to Tower International, Inc.	$(37,408)	$(19,061)	$(46,872)

SELLING STOCKHOLDER

The Selling Stockholder may resell from time to time up to 12,467,866 shares of our common stock (plus an indeterminate number of shares of our common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act).

The following table, based upon information currently known by us, sets forth as of March 5, 2012: (i) the number of shares held of record or beneficially by the Selling Stockholder as of such date (as determined below) and (ii) the number of shares that may be offered under this prospectus by the Selling Stockholder. The beneficial ownership of the common stock set forth in the following table is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the Selling Stockholder has sole or shared voting power or investment power.

Name of Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering(1)	Common Stock Offered Pursuant to this Prospectus(1)	Beneficially Owned Upon Completion of this Offering(1)(2)	Percentage of Common Stock Beneficially Owned Upon Completion of this Offering(1)
Stephen Feinberg(1)	13,049,310	12,467,866	0	0

(1)	Tower International Holdings, LLC (“Tower Holdings”) owns 12,467,866 shares of our common stock. Pursuant to the limited liability company agreement of Tower Holdings, the manager of Tower Holdings exercises sole voting and dispositive authority over all of the securities owned by Tower Holdings. The manager of Tower Holdings is Cerberus Capital Management, L.P. (“CCM”; and, together with the funds and accounts affiliated with CCM, “Cerberus”). Stephen Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of CCM. As a result of the foregoing, Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all shares of the Company’s common stock held by Tower Holdings. The address for Stephen Feinberg is c/o Cerberus Capital Management, L.P., 875 Third Avenue, New York, NY 10022. Tower International Holdings, LLC is a party to voting agreements with certain executive officers of the Company, a director of the Company and a consultant to the Company, and as a result Mr. Feinberg has the power to direct the voting of an additional 581,444 shares of our common stock beneficially owned by such persons. As a result of the foregoing, Mr. Feinberg may be deemed to beneficially own 13,049,310 shares of the Company’s common stock. The Selling Stockholder is neither a broker-dealer nor an affiliate of a broker-dealer. The voting agreements automatically terminate as such time that Tower Holdings ceases to own any shares of our common stock.
(2)	We do not know when or in what amounts the Selling Stockholder may offer shares for sale. The Selling Stockholder may not sell any or all of the shares offered by this prospectus. Because the Selling Stockholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the Selling Stockholder after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Stockholder.

Material Relationships

Corporate Conversion.    On October 14, 2010, immediately prior to our initial public offering , or “IPO”, Tower Automotive, LLC, a Delaware limited liability company, was converted from a limited liability company to a Delaware corporation and changed its name to Tower International, Inc (the “Corporate Conversion”). Prior to the Corporate Conversion, the equity owners of Tower Automotive, LLC contributed their equity interests in Tower Automotive, LLC to Tower International Holdings, LLC in exchange for equity interests in Tower International Holdings, LLC (referred to herein as the Selling Stockholder). By virtue of the Corporate

Conversion: (i) Tower International, Inc. succeeded to all of the assets, liabilities, contractual rights and contractual obligations of Tower Automotive, LLC; and (ii) the equity interests in Tower Automotive, LLC held by Tower International Holdings, LLC were converted into a total of 12,467,866 shares of the common stock of Tower International, Inc., which represented all of the Company’s outstanding common stock until the IPO was consummated.

Notes Offering.    On August 24, 2010, the Company consummated a private offering of senior secured notes (the “Notes Offering”). The Company used the net proceeds of that offering to repay in full the outstanding indebtedness under its first lien term loan (exclusive of the synthetic letter of credit facility portion thereof). Cerberus held a substantial portion of the outstanding indebtedness under the first lien term loan and, as a result, received $371.9 million as a participant in, and upon repayment of, such first lien term loan. Cerberus was the sole holder of the synthetic letter of credit facility which was part of the Company’s first lien term loan. On June 13, 2011, the first lien term loan agreement was terminated. In connection with the termination, a $27.5 million deposit was returned to Cerberus in their capacity as a deposit lender.

In connection with the consummation of the Notes Offering, Cerberus caused one of its affiliates to cancel $25 million aggregate principal amount of the first lien term loan and in exchange therefore an affiliate of Cerberus received an equity interest in Tower. That equity interest was transferred to the Selling Stockholder as part of the Corporate Conversion.

Consulting Services.    Cerberus does not charge us a quarterly or annual management or sponsor fee. During 2011 we reimbursed COAC, an affiliate of CCM, less than $100,000 for consulting services. If we request COAC, an affiliate of Cerberus, to provide consulting services in the future, we would expect to reimburse COAC for the salaries and benefits of the individuals providing such services on behalf of COAC.

Registration Rights Agreement.    In connection with the IPO, Tower entered into a registration rights agreement with the Selling Stockholder. The agreement provides the Selling Stockholder with certain demand and piggyback registration rights, as well as indemnification protection and expense reimbursement in the event that shares of the Selling Stockholder’s common stock are sold pursuant to a registration statement covered by that agreement.

Voting Agreements.    Also in connection with the IPO, individuals who received grants of restricted stock units (“RSUs”) from the Company entered into voting agreements with Cerberus. Those voting agreements enable Cerberus to direct the voting of the shares of Tower common stock that such individuals receive pursuant to the RSU grants and upon exercise of stock option grants. However, such voting agreements do not restrict the transferability of the underlying shares of common stock.

Charter Documents—Our Board.    The exact number of directors will be fixed from time to time by our board of directors, which number shall be subject to increase or decrease by holders of more than fifty percent of our outstanding common stock until such time that the Selling Stockholder and its affiliates, or any person who is an express assignee or designee of the Selling Stockholder of its rights under our certificate of incorporation and such assignee’s or designee’s affiliates, ceases to beneficially own (as defined in Rule 13d-3 under the Exchange Act), in the aggregate, at least 50% of the outstanding shares of our common stock (which we refer to as the 50% Trigger Date). Prior to the 50% Trigger Date, a director may be removed with or without cause by stockholders having the right to vote at least fifty percent in voting power of our outstanding voting stock, voting together as a single class. Under our bylaws, prior to the 50% Trigger Date, any vacancy on the board of directors may be filled by stockholders having the right to vote at least 50% in voting power of our outstanding voting stock, voting together as a single class.

Charter Documents—Stockholder Action.    Our certificate of incorporation provides that prior to such date that the Selling Stockholder and its affiliates, or any person who is an express assignee or designee of the Selling Stockholder of its rights under our certificate of incorporation and such assignee’s or designee’s affiliates, cease to beneficially own (as defined in Rule 13d-3 under the Exchange Act), in the aggregate, at least 33-1/3% of the outstanding shares of our common stock, which we refer to as the 33-1/3% Trigger Date, nominations of directors and stockholders’ proposals by the Selling Stockholder shall not be subject to the advance notice provisions of our bylaws.

Our certificate of incorporation and our bylaws also provide that, prior to the 33-1/3% Trigger Date special meetings of stockholders may be called by the chairman of our board of directors, by our board of directors pursuant to a resolution approved by a majority of the whole board or by any of the Selling Stockholder, its affiliates, or any express assignee or designee of the Selling Stockholder under our certificate of incorporation, and such assignee’s or designee’s affiliates or any director employed by any of them.

Charter Documents—Voting.    Our bylaws may be amended or repealed by a majority vote of our board of directors or, prior to the 50% Trigger Date, by stockholders having the right to vote at least 50% in voting power of our outstanding voting stock, voting together as a single class. Prior to the 50% Trigger Date, our certificate of incorporation may be amended with the affirmative vote of stockholders having the right to vote a majority in voting power of our outstanding voting stock, voting together as a single class.

Charter Documents—Corporate Opportunities.    Our certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for Cerberus.

PLAN OF DISTRIBUTION

We are registering shares of our common stock with an aggregate offering price not to exceed $100 million, to be sold by the Company under a “shelf” registration process. If we offer any shares of common stock under this prospectus we will amend or supplement this prospectus by means of an accompanying prospectus supplement setting forth the specific terms and conditions and other information about that offering as is required or necessary.

In addition, on behalf of the Selling Stockholder, we are registering 12,467,866 shares of our common stock for possible resale by the Selling Stockholder. Unless the context otherwise requires, as used in this prospectus, “Selling Stockholder” includes the Selling Stockholder named in the table above and donees, pledgees, transferees or other successors-in-interest selling shares received from the Selling Stockholder as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

We and/or the Selling Stockholder may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more or any combination of the following transactions:

•	on the New York Stock Exchange, or NYSE, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded; through underwriters or dealers;

•	in privately negotiated transactions;

•	in underwritten transactions;

•	in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise; and

•	any other method permitted pursuant to applicable law.

We and/or the Selling Stockholder may sell the shares at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by us and/or the Selling Stockholder, as applicable, and, at the time of the determination, may be higher or lower than the market price of our common stock on NYSE or any other exchange or market.

The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. We and/or the Selling Stockholder may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with us or the Selling Stockholder, as applicable. We and/or the Selling Stockholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from us or the Selling Stockholder, as applicable, or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The Selling Stockholder and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by the Selling Stockholder and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

We and/or the Selling Stockholder may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act.

We will bear all of the expenses of the offering of common stock, except that the Selling Stockholder will pay any applicable underwriting fees, discounts or commissions and expenses with respect to their shares of common stock.

We have not, and the Selling Stockholder have advised us that they have not, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of shares. Upon entering into, or upon notification by the Selling Stockholder that they have entered into, any material arrangement with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•	the name of the applicable seller;

•	the number of shares being offered;

•	the terms of the offering;

•	the names of the participating underwriters, broker-dealers or agents;

•	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

•	the public offering price; and

•	other material terms of the offering.

In addition, upon being notified by the Selling Stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling stockholder.

We and the Selling Stockholder are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the Selling Stockholder and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of us, the Selling Stockholder and their affiliates.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, we and/or the Selling Stockholder may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Dykema Gossett PLLC, Bloomfield Hills, Michigan, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2011, and the effectiveness of Tower International’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

You may obtain from the SEC, through the SEC’s website or at the SEC offices mentioned in the following paragraph, a copy of the registration statement, including exhibits, that we have filed with the SEC to register the securities offered under this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement on Form S-3. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov and on our corporate website at http://www.towerinternational.com. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available at the office of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We “incorporate by reference” into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information.

We incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the initial filing of the registration statement that contains this prospectus and prior to the time that all the securities offered by this prospectus have been issued as described in this prospectus:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (filed on March 8, 2012), and Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (filed on April 27, 2012);

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012 (filed on May 3, 2012 and August 7, 2012);

•	our Current Reports on Form 8-K filed on March 13, 2012, April 30, 2012, May 3, 2012 and July 31, 2012; and

•	the description of our common stock included in our Form 8-A filed with the SEC on October 12, 2010, and any amendment or report we may file with the SEC for the purpose of updating such description.

Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus or any prospectus supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Our Commission File Number is 001-34903.

You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address: Investor Relations, 17672 Laurel Park Drive North, Suite 400 E, Livonia, Michigan 48152; telephone: (248) 675-6457.

You should rely only on the information contained or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the SEC and any information about the terms of securities offered conveyed to you by us, our underwriters or agents. We have not authorized anyone else to provide you with additional or different information. These securities are only being offered in jurisdictions where the offer is permitted. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus is accurate as of any date other than their respective dates.

7,250,000 Shares

Tower International, Inc.

Common Stock

Prospectus Supplement

July 24, 2013

Goldman, Sachs & Co.

Citigroup

J.P. Morgan

Wells Fargo Securities

Baird